

Xavier De Leon · 3rd

Senior Software Engineer

Cupertino, California · 357 connections · **Contact info**

Confidential

 **California State Univ** Chico

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Experience

Technical Lead

Confidential

2009 – 2017 · 8 yrs

I've worked in a variety of senior technical roles including Technical Lead, Business Analyst, and Project Manager on complex iPhone projects with back end integration to systems such as Oracle for many Fortune 500 companies such as Apple, Starbucks, Overstock, Disney, and Limited Brands (Victoria's Secret and Bath Body Works brands). The most well known project I've worked on is the development of the Apple EasyPay POS sale system which is the industry standard for iOS based POS devices and is used in all Apple retail stores. I've also worked on the mobile iOS based POS systems for Victoria Secrets, Bath Body Works, and Disney Stores.

 ### Apple Computer

9 yrs

 ### Senior Systems Engineer

2003 – 2008 · 5 yrs

I worked direct sales group which was a startup within a large corporation. This included, technical briefings to C level executives and IT staff, pre-sales consulting, guidance on best practices, including design of several large scale storage systems. I was the primary technical contact for several large organizations including: Dish Network, H&R Block, Mo ...see mor

Senior Software Engineer
2000 – 2003 · 3 yrs

My primary responsibility was developing and maintaining frameworks used in external web facing applications. I was the primary lead for testing the three primary web sites (Member Site Admin Tool, Seed Tool, & Agent App). I was also responsible for the introduction of open sourc tools to the organization such as PHP and MySQL and deploying several open sourc ...**see mor**

Show 1 more role ˅



Apple Computer
5 yrs

Developer Technical Support Engineer
1995 – 1998 · 3 yrs

I was responsible for providing code level technical support to members of Apple's developer support programs. I was the primary technical lead for the Mac OS 9 based server product, AppleShare IP (file services, POP/SMTP, FTP, DNS, and HTTP server). My duties included writing sample code, answering email based code level technical support questions. ...**see mor**

Senior Systems Analyst
1993 – 1995 · 2 yrs

I was responsible for developing, implementing, and maintaining, systems needed to run day to day operations of the World Wide Developer Relations organization. In this capacity I was the primary architect for the Sonar email tracking system that is still in use at Apple today (2007). This system was built to manage all email based technical support questions and re| ...**see mor**

Education



California State University, Chico
Computer Science & Engineering
1990 – 1992

Paid 100% of my own education working running my own software development firm.

Skills & Endorsements

OS X · 39

Endorsed by **Charles Edge and 8 others who are highly skilled at this**

 Endorsed by **23 of Xavier's colleagues at**

Mobile Devices · 32

 Endorsed by **Cindy Hanson Lawrence, who is highly skilled at this**

 Endorsed by **19 of Xavier's colleagues at**

Objective-C · 31

 Endorsed by **22 of Xavier's colleagues at Apple**

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